EXHIBIT 99.39
                                                                   -------------



                                [GRAPHIC OMITTED]
                                 [LOGO - VIKING]


PRESS RELEASE
FOR IMMEDIATE RELEASE
JANUARY 20, 2004

VIKING ENERGY ROYALTY TRUST ANNOUNCES CASH DISTRIBUTIONS
FOR FIRST QUARTER 2004
--------------------------------------------------------------------------------

CALGARY, JANUARY 20, 2004 - (VKR.UN) Viking Energy Royalty Trust (the "Trust") announces that it has declared Unitholder distributions of $0.08 per Unit for each of the months of January, February and March 2004 as follows:

                                                               DISTRIBUTION PER
RECORD DATE         DISTRIBUTION DATE   EX-DISTRIBUTION DATE         UNIT
-----------         -----------------   --------------------         ----

January 30, 2004    February 16, 2004   January 28, 2004            $0.08
February 27, 2004   March 15, 2004      February 25, 2004           $0.08
March 31, 2004      April 15, 2004      March 29, 2004              $0.08

Based on Viking's current forecast, these amounts are estimated to be 85% - 90% of the Trust's cash available for distribution in the first quarter of 2004.

Viking Energy Royalty Trust is an open-end investment Trust that generates income from long-life oil and natural gas producing properties in Alberta and Saskatchewan. The beneficiaries of Viking are the holders of the Trust Units who receive monthly distributions of the cash flow from the income. The Trust currently has 97,111,561 Units outstanding which trade on the Toronto Stock Exchange ("TSX") under the symbol "VKR.UN". Also listed on the TSX are the Trust's $74.3 million principal amount of 10.5-per-cent convertible unsecured subordinated debentures which trade under the symbol "VKR.DB".

For further information contact:


A. Kirk Purdy                           Viking Energy Royalty Trust
President and CEO                       Suite 400, 330-5th Avenue S.W.
                                        Calgary, Alberta, T2P 0L4
     or
                                        Ph:  (403) 268-3175
Diane Phillips                          Toll Free:  1-877-292-2527
Investor Relations
                                        Email: vikingin@viking-roy.com



     To find out more about Viking Energy Royalty Trust visit our website at
                              www.vikingenergy.com